Exhibit 99.1

TD Bank Financial Group Comments on Exposure to Asset Backed Commercial Paper Market

     TORONTO, August 16, 2007 - TD Bank Financial Group (TDBFG) today clarified that it does not have any exposure to Asset Backed Commercial Paper (ABCP) products covered by the agreement struck by a number of major players in Canada's financial market. This includes holdings within TD Mutual Funds and other money market funds managed by TD Asset Management Inc. In addition, the Bank noted that TDBFG sponsored ABCP conduits continue to perform satisfactorily with reasonable liquidity.

     TDBFG recognizes that there have been issues with non-bank sponsored conduits. As a result, there was an announcement earlier today from some institutions involved in that market to respond to issues with those conduits. While this is separate and apart from bank-sponsored conduits, TDBFG is supportive of initiatives designed to ensure the orderly conduct of financial markets.

     "Like all financial institutions, TD Bank has an interest in the orderly conduct of financial markets. We are supportive of attempts to resolve issues, even if we are not directly involved and would encourage other financial institutions to do the same," said Ed Clark, President and CEO, TD Bank Financial Group.

     TD will report its third quarter earnings results on Thursday, August 23rd, 2007. Until that time, TD does not anticipate providing further comment during its quiet period.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN $397 billion in assets, as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Simon Townsend Senior Manager, Corporate Communications (416) 944-7161 Tim Thompson VP, Investor Relations (416) 982-6346